SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 21 October 2022

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 10 October 2022
99.2	Transaction in Own Shares dated 11 October 2022
99.3	Transaction in Own Shares dated 12 October 2022
99.4	Transaction in Own Shares dated 14 October 2022
99.5	Transaction in Own Shares dated 17 October 2022
99.6	Transaction in Own Shares dated 18 October 2022
99.7	Transaction in Own Shares dated 19 October 2022
99.8	Transaction in Own Shares dated 20 October 2022
99.9	Transaction in Own Shares dated 21 October 2022

Exhibit No: 99.1

10 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 07 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	07 October 2022

Aggregate number of ordinary shares purchased:	124,381

Lowest price paid per share:	£ 43.6300

Highest price paid per share:	£ 44.4800

Average price paid per share:	£ 44.1006

The Company intends to hold the purchased shares in treasury.

Following the above transaction, the Company holds 8,156,782 of its ordinary shares in treasury and has 179,560,938 shares in issue (excluding treasury shares).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/2502C_1-2022-10-7.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 124,381 (ISIN: GB00BHJYC057)

Date of purchases: 07 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	124,381
Highest price paid (per ordinary share)	£ 44.4800
Lowest price paid (per ordinary share)	£ 43.6300
Volume weighted average price paid(per ordinary share)	£ 44.1006

Exhibit No: 99.2

11 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 10 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	10 October 2022

Aggregate number of ordinary shares purchased:	90,022

Lowest price paid per share:	£ 43.6500

Highest price paid per share:	£ 44.5100

Average price paid per share:	£ 44.2168

The Company intends to cancel the purchased shares.

Following the above transaction, the Company holds 8,156,782 of its ordinary shares in treasury and has 179,470,916 shares in issue (excluding treasury shares).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/4089C_1-2022-10-10.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 90,022 (ISIN: GB00BHJYC057)

Date of purchases: 10 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	90,022
Highest price paid (per ordinary share)	£ 44.5100
Lowest price paid (per ordinary share)	£ 43.6500
Volume weighted average price paid(per ordinary share)	£ 44.2168

Exhibit No: 99.3

12 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 11 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	11 October 2022

Aggregate number of ordinary shares purchased:	83,288

Lowest price paid per share:	£ 43.4900

Highest price paid per share:	£ 44.3100

Average price paid per share:	£ 43.7949

The Company intends to cancel the purchased shares.

Following the above transaction, the Company holds 8,156,782 of its ordinary shares in treasury and has 179,387,628 shares in issue (excluding treasury shares).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/5545C_1-2022-10-11.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                 Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 83,288 (ISIN: GB00BHJYC057)

Date of purchases: 11 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	37,796	10,596	27,800	7,096
Highest price paid (per ordinary share)	£ 44.3100	£ 44.2900	£ 44.3100	£ 44.2900
Lowest price paid (per ordinary share)	£ 43.5100	£ 43.4900	£ 43.4900	£ 43.5100
Volume weighted average price paid(per ordinary share)	£ 43.8197	£ 43.7619	£ 43.7986	£ 43.6972

Exhibit No: 99.4

14 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 13 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	13 October 2022

Aggregate number of ordinary shares purchased:	279,046

Lowest price paid per share:	£ 43.0100

Highest price paid per share:	£ 44.8400

Average price paid per share:	£ 43.8354

The Company intends to cancel the purchased shares.

Following the above transaction, the Company holds 8,156,782 of its ordinary shares in treasury and has 179,108,582 shares in issue (excluding treasury shares).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/8677C_1-2022-10-13.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 279,046 (ISIN: GB00BHJYC057)

Date of purchases: 13 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	156,690	46,894	58,565	16,897
Highest price paid (per ordinary share)	£ 44.8400	£ 44.8100	£ 44.8400	£ 44.8200
Lowest price paid (per ordinary share)	£ 43.0600	£ 43.0100	£ 43.0500	£ 43.0100
Volume weighted average price paid(per ordinary share)	£ 43.8880	£ 43.7770	£ 43.7633	£ 43.7588

Exhibit No: 99.5

17 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 14 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	14 October 2022

Aggregate number of ordinary shares purchased:	295,318

Lowest price paid per share:	£ 44.2600

Highest price paid per share:	£ 45.1900

Average price paid per share:	£ 44.7353

The Company intends to cancel the purchased shares.

Following the above transaction, the Company holds 8,156,782 of its ordinary shares in treasury and has 178,813,264 shares in issue (excluding treasury shares).

A full breakdown of the individual purchases by GSI is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/0130D_1-2022-10-14.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 295,318 (ISIN: GB00BHJYC057)

Date of purchases: 14 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	156,552	61,272	60,703	16,791
Highest price paid (per ordinary share)	£ 45.1900	£ 45.1800	£ 45.1800	£ 45.1700
Lowest price paid (per ordinary share)	£ 44.2600	£ 44.2900	£ 44.2800	£ 44.3100
Volume weighted average price paid(per ordinary share)	£ 44.7288	£ 44.7402	£ 44.7559	£ 44.7029

Exhibit No: 99.6

18 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 17 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	17 October 2022

Aggregate number of ordinary shares purchased:	316,527

Lowest price paid per share:	£ 44.3900

Highest price paid per share:	£ 45.3300

Average price paid per share:	£ 44.9769

The Company intends to cancel the purchased shares.

Following the above transaction, the Company holds 8,156,782 of its ordinary shares in treasury and has 178,496,737 shares in issue (excluding treasury shares).

A full breakdown of the individual purchases by GSI is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/1784D_1-2022-10-17.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 316,527 (ISIN: GB00BHJYC057)

Date of purchases: 17 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	158,989	80,778	59,760	17,000
Highest price paid (per ordinary share)	£ 45.3200	£ 45.3200	£ 45.3300	£ 45.3300
Lowest price paid (per ordinary share)	£ 44.4000	£ 44.3900	£ 44.4600	£ 44.4500
Volume weighted average price paid(per ordinary share)	£ 44.9744	£ 44.9864	£ 44.9741	£ 44.9651

Exhibit No: 99.7

19 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	18 October 2022

Aggregate number of ordinary shares purchased:	36,320

Lowest price paid per share:	£ 45.6200

Highest price paid per share:	£ 46.2500

Average price paid per share:	£ 46.0310

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 178,460,417 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/3313D_1-2022-10-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations:  Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                                Joe Simpson (+44 (0)7976 862 072)
Media Relations:    Amy Shields (+44 (0)7881 035 550); Dan Winter (+44 (0)7423 793 352)

Schedule of Purchases

Shares purchased: 36,320 (ISIN: GB00BHJYC057)

Date of purchases: 18 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	36,320
Highest price paid (per ordinary share)	£ 46.2500
Lowest price paid (per ordinary share)	£ 45.6200
Volume weighted average price paid(per ordinary share)	£ 46.0310

Exhibit No: 99.8

20 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	19 October 2022

Aggregate number of ordinary shares purchased:	35,000

Lowest price paid per share:	£ 45.2500

Highest price paid per share:	£ 45.7800

Average price paid per share:	£ 45.4376

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 178,425,417 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/4783D_1-2022-10-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 35,000 (ISIN: GB00BHJYC057)

Date of purchases: 19 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	35,000
Highest price paid (per ordinary share)	£ 45.7800
Lowest price paid (per ordinary share)	£ 45.2500
Volume weighted average price paid(per ordinary share)	£ 45.4376

Exhibit No: 99.9

21 October 2022

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 October 2022 it purchased the following number of its ordinary shares of 20 340/399pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 6 May 2022 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 09 August 2022, as announced on 09 August 2022.

Date of purchase:	20 October 2022

Aggregate number of ordinary shares purchased:	58,000

Lowest price paid per share:	£ 45.2500

Highest price paid per share:	£ 46.0600

Average price paid per share:	£ 45.6805

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 178,367,417 ordinary shares in issue (excluding 8,156,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.
http://www.rns-pdf.londonstockexchange.com/rns/6346D_1-2022-10-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Aleksandar Milenkovic (+44 (0)7469 905 720);
                            Joe Simpson (+44 (0)7976 862 072)
Media Relations: Amy Shields (+44 (0)7881 035 550); Claire Scicluna (+44 (0)7776 778 808)

Schedule of Purchases

Shares purchased: 58,000 (ISIN: GB00BHJYC057)

Date of purchases: 20 October 2022

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	58,000
Highest price paid (per ordinary share)	£ 46.0600
Lowest price paid (per ordinary share)	£ 45.2500
Volume weighted average price paid(per ordinary share)	£ 45.6805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	ASSISTANT COMPANY SECRETARY

Date:	21 October 2022